UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013	Commission File Number: 1-31349

THOMSON REUTERS CORPORATION
(Translation of registrant's name into English)

3 Times Square
New York, New York 10036, United States
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference as an additional exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-188300).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON REUTERS CORPORATION
(Registrant)

By:	/s/ Marc E. Gold
	Name:	Marc E. Gold
	Title:	Assistant Secretary

Date: November 15, 2013

EXHIBIT INDEX

Exhibit Number	Description

99.1	Terms agreement (including underwriting agreement basic provisions) dated November 14, 2013 between Thomson Reuters Corporation and Barclays Capital Inc., Goldman, Sachs & Co., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of themselves and the other several Underwriters named in Schedule A to the terms agreement